

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2023

Henry Gosebruch
Chief Executive Officer
Neumora Therapeutics, Inc.
490 Arsenal Way, Suite 200
Watertown, Massachusetts 02472

> **Re: Neumora Therapeutics, Inc.**
> **Amendment No. 9 to Draft Registration Statement on Form S-1**
> **Submitted August 9, 2023**
> **CIK No. 0001885522**

Dear Henry Gosebruch:

We have reviewed your amended draft registration statement and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 9 to Draft Registration Statement on Form S-1 submitted August 9, 2023

Prospectus Summary
Overview, page 1

1. We note your statements throughout the prospectus that several of your programs target novel mechanisms of actions that "have shown preclinical and clinical validation" by Neumora and other leading biopharmaceutical companies. Please revise your disclosure to explain what you mean by "validation" and provide support for each statement. Please also ensure that this disclosure does not imply that approval by the FDA or similar regulatory bodies is assured, as such determination is not within the control of the company.

       You may contact Eric Atallah at 202-551-3663 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Phillip Stoup, Esq.